UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Annual Report on the Remuneration of BBVA Directors

REFERENCE FINANCIAL YEAR 2019

APPROVAL DATE OF REPORT 10 FEBRUARY 2020

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Annual Report on the Remuneration of BBVA Directors - 2019	2

Executive summary: 2019 Remuneration

Remuneration of executive directors accrued in 2019

Non-executive directors	FIXED (EUR thousand)			VARIABLE (2)
	Annual Fixed Remuneration	Other items		Short term 2019 (Upfront payment, 40% 2019 AVR)		Long term 2016 (Deferred portion, 50% 2016 AVR)
		In kind	Other (1)	Cash (EUR thousand)	Number of shares	Cash(3) (EUR thousand)	Number of shares
Group Executive Chairman (Carlos Torres Vila)	2,453	184	—	636	126,470	656	89,158
Chief Executive Officer (Consejero Delegado) (Onur Genç)	2,179	144	1,160	571	113,492	204	31,086
Head of Global Economics & Public Affairs (José Manuel González-Páramo Martínez-Murillo)	834	83	—	75	14,998	98	13,355

(1)	Fixed amounts in cash in lieu of pension, and mobility allowance.
(2)	To vest in the first quarter of 2020.
(3)	Includes update amount (Consumer Price Index (CPI) and dividends).

Pay for performance

2019 AVR (2019 performance period)

Annual performance indicators 2019 AVR	Results		Level of achievement
	2019 (*)	2018 (*)	Target	%
Attributable Profit excluding corporate transactions	EUR 4.830 billion	EUR 4.701 billion	●	104.6%
Tangible Book Value (TBV) per share	6.50	5.86	●	104.8%
Return on Regulatory Capital (RORC)	8.79%	8.32%	●	105.2%
Efficiency ratio	48.50%	49.28%	●	101.4%
Customer Satisfaction (IReNe)	97.21	99.07	●	97.2%
Digital Sales	113.12	N/A	●	113.1%

2016 AVR (2017–2019 performance period)

Multi-year performance indicators for 2016 AVR	Results	Level of achievement	% reduction deferred AVR
Economic adequacy: economic equity/ERC	148%	●	0%
Fully loaded CET 1	11.2%	●	0%
LtSCD (Loan to Stable Customer Deposits)	108%	●	0%
(Net Margin/Average Total Assets) — (Loan-Loss Provisions /Average Total Assets)	1.2%	●	0%
Return on Equity (ROE)	8.8%	●	0%
Total Shareholder Return (TSR)	11th position	●	30%

(*)	Results approved for incentive purposes, adjusted by corporate transactions and other adjustments.

The executive directors’ individual indicators have achieved their set objectives.

Pension system contributions in 2019 (in thousands of EUR):

Director	Pension system contributions
	Retirement	Insurance premiums	DPBs adjustments 2018	Total
Group Executive Chairman (Carlos Torres Vila)	1,642	278	(1)	1,919
Chief Executive Officer (Onur Genç)	—	141	—	141
Head of Global Economics & Public Affairs (José Manuel González-Páramo Martínez-Murillo)	250	150	4	404

DPB: Discretionary Pension Benefits

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Annual Report on the Remuneration of BBVA Directors - 2019	3

Remuneration of non-executive directors (in thousands of EUR):

Fixed annual amounts

Non-executive directors	Position as a member of the Board of Directors	Position on the Committees (Member and Chair)	Other positions(1)	2019 total
Tomás Alfaro Drake	129	86	—	215
José Miguel Andrés Torrecillas	129	321	33	483
Jaime Caruana Lacorte	129	398	—	527
Belén Garijo López	129	220	—	348
Sunir Kumar Kapoor	129	43	—	172
Carlos Loring Martínez de Irujo	129	317	—	445
Lourdes Máiz Carro	129	124	—	253
José Maldonado Ramos	129	211	—	340
Ana Peralta Moreno	129	111	—	240
Juan Pi Llorens	129	311	53	493
Susana Rodríguez Vidarte	129	318	—	447
Jan Verplancke	129	43	—	172

Total	1,545	2,503	87	4,134

(1)	Remunerations for the Deputy Chair and Lead Director positions, with effects 1 May 2019.

In addition, non-executive directors have received remuneration in kind amounting to a total of EUR 104 thousand in 2019.

System of fixed remuneration with deferred delivery of BBVA shares

Non-executive directors	Theoretical shares allocated in 2019	Theoretical shares accumulated as of 31/12/2019
Tomás Alfaro Drake	10,138	93,587
José Miguel Andrés Torrecillas	19,095	55,660
Jaime Caruana Lacorte	9,320	9,320
Belén Garijo López	12,887	47,528
Sunir Kumar Kapoor	6,750	15,726
Carlos Loring Martínez de Irujo	17,515	116,391
Lourdes Máiz Carro	11,160	34,320
José Maldonado Ramos	15,328	94,323
Ana Peralta Moreno	5,624	5,624
Juan Pi Llorens	17,970	72,141
Susana Rodríguez Vidarte	17,431	122,414
Jan Verplancke	5,203	5,203

Total	148,421	672,237

Shares will be delivered after they cease to be directors, for any grounds other than serious dereliction of duties.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Annual Report on the Remuneration of BBVA Directors - 2019	4

ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS

COMPANY NAME: Banco Bilbao Vizcaya Argentaria, S.A.

REGISTERED OFFICE: Plaza de San Nicolás, 4, 48005 Bilbao (Biscay)

TAX ID: A-48265169

1.	Introduction

1.1.	New lay-out of the Annual Report on the Remuneration of BBVA Directors

This document has been drafted in accordance with the provisions of Article 541 of the Spanish Corporate Enterprises Act and Circular 2/20181 of the Spanish National Securities Market Committee (“CNMV”), which stipulates that companies may submit their annual report on the remuneration of directors in a free format, instead of using the standardised electronic document created for this purpose, provided that the contents of the aforementioned Circular are included.

Pursuant to the above, the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “BBVA”, the “Entity” or the “Bank”), at its meeting held on 10 February 2020, on the proposal of the Remunerations Committee, has approved this Annual Report on the Remuneration of BBVA Directors (hereinafter the “Remuneration Report” or the “Report”), with the aim of disclosing complete, clear and understandable information on the remuneration policy applicable to members of the BBVA Board of Directors for the current financial year. It also includes information on how the remuneration policy was applied during the 2019 financial year and a detailed description of the individual remunerations accrued by each director throughout such financial year.

This Report, as well as the statistical appendix included in section 2.3, has been disclosed as a material event and will be put to a consultative vote, as a separate item on the agenda at the Bank’s next Annual General Shareholders’ Meeting, to be held on 13 March 2020.

Annex 2 to this report, “Alignment with the Annual Report on the Remuneration of Directors of CNMV for Listed Companies”, indicates where to find, within this document, the information set out in each section of the official format.

This document should be read in conjunction with Note 54 of the Annual Report on BBVA Group’s consolidated Annual Financial Statements for the 2019 financial year, which contains, among others, a breakdown, by director and remuneration item, of the remuneration received by directors in the 2019 financial year. These documents were made available to shareholders on the Bank’s website upon the calling of the aforementioned General Meeting (www.bbva.com).

[1]

Circular 2/2018, of 12 June, of the National Securities Market Commission, which modifies Circular 5/2013, of 12 June, which establishes the templates for the Annual Corporate Governance Report for listed companies, savings banks and other entities that issue securities traded on official securities markets, and Circular 4/2013, of 12 June, which establishes the templates for the annual report on the remuneration of directors of listed companies and of the members of the Board of Directors and of the control commission of the savings banks that issue securities traded on official securities markets.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Annual Report on the Remuneration of BBVA Directors - 2019	5

1.2.	BBVA’s Remuneration Policy

General principles of the Group Remuneration Policy

BBVA has a remuneration policy that applies generally to all employees of the Bank and the companies within its consolidated group (hereinafter the “BBVA Group” or the “Group”) which focuses on the recurrent generation of value for the Group and seeks to align the interests of its employees and shareholders with prudent risk management.

This policy was designed by the Bank’s Board of Directors as part of BBVA’s Corporate Governance System which aims to ensure proper management of the Group and is based on the following principles:

•	creating long-term value;

•	rewarding results attained through prudent and responsible risk-taking;

•	attracting and retaining the best professionals;

•	offering rewards in line with level of responsibility and professional career;

•	ensuring internal equity and external competitiveness;

•	ensuring transparency of the remuneration model.

BBVA has defined the Group Remuneration Policy on the basis of these principles, taking into consideration the need to comply with the legal requirements that are applicable for credit institutions and the different sectors in which it operates, as well as alignment with best market practices. The Policy includes items designed to reduce exposure to excessive risks and adjust remuneration to the Group’s targets, values and long-term interests.

In this regard, the Policy addresses the following requirements:

•	it is consistent with and promotes prudent and effective risk management, offering no incentives to take any risks beyond the level tolerated by the BBVA Group;

•	it is in line with the BBVA Group’s business strategy, objectives, values and long-term interests, and it includes measures to prevent conflicts of interest;

•	it provides a clear distinction between the criteria for determining fixed and variable remuneration;

•	it promotes equal treatment of all staff members without distinction based on gender or personal characteristics of any type; and

•

it aims to provide remuneration that is based neither exclusively nor primarily on quantitative criteria and that takes into account appropriate qualitative criteria that comply with the applicable regulations.

As part of the Group Remuneration Policy, BBVA has a specific policy applicable to those categories of staff whose professional activities have a significant impact on the Group’s risk profile (hereinafter, the “Identified Staff”), a group including BBVA directors2 and Senior Management. This policy is in line with the regulations and recommendations applicable to remuneration schemes for these categories of staff, and, in particular, complies with the provisions of Spanish Act 10/2014, of 26 June, on the regulation, supervision and solvency of credit institutions.

[2]

The members of the Board of Directors are subject to their own remuneration policy as described below, and are therefore excluded from the scope of the remuneration policy for the Identified Staff, even though they are identified as members of the Identified Staff by the provisions of the applicable regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Annual Report on the Remuneration of BBVA Directors - 2019	6

This policy aims to further align BBVA’s remuneration practices with applicable regulations, good governance recommendations and best market practices, thereby allowing BBVA to retain its position as a benchmark for the sector in this area.

The result is an incentive scheme specifically oriented towards reducing exposure to excessive risks and aligning the remuneration of the members of the Identified Staff with the Group’s long-term targets, values and interests, on the basis of, inter alia, the following key features:

•	Balance between fixed and variable components

The fixed and variable components of the total remuneration will be properly balanced, in accordance with the provisions of the applicable regulation, allowing for a fully flexible policy regarding the payment of variable components, which may lead to these being reduced, as applicable, in their entirety.

In this regard, the Bank has established “target” ratios between fixed remuneration and variable remuneration, taking into account the functions undertaken and their impact on the Group’s risk profile, each being adapted to the current situation of the different countries or functions.

•	Determination and award of variable remuneration

The variable remuneration for members of the Identified Staff will be linked to the level of achievement of pre-established targets, both financial and non-financial, defined at Group, area and individual levels, which take into account the Group’s long-term interests and is based on effective risk management.

Under no circumstances will the variable remuneration limit the Group’s capacity to strengthen its capital base in accordance with regulatory requirements, and it will take into account current and future risks.

The current incentive model establishes, as a previous condition, that variable remuneration will only be paid if BBVA fulfils the capital requirements and a minimum threshold of net attributable profit determined by the Board of Directors.

Similarly, variable remuneration for the Identified Staff for each financial year will be subject to ex-ante adjustments, in such a way that it will be reduced upon performance assessment in the event of a downturn in the Group’s results or other parameters, such as the degree of attainment of budgeted targets.

The annual variable remuneration for the Identified Staff, like that of executive directors, is based on an incentive awarded annually, which reflects their performance measured on the basis of achieved targets, and will be calculated on the basis of:

•	annual performance indicators (financial and non-financial), which take into account current and future risks, as well as the strategic priorities defined by the Group;

•	the corresponding scales of achievement, according to the weight assigned to each indicator; and

•	a “target” annual variable remuneration, which represents the amount of annual variable remuneration if 100% of pre-established targets are met.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Annual Report on the Remuneration of BBVA Directors - 2019	7

•	Specific settlement and payment system

The annual variable remuneration for the Identified Staff, determined as set out above, shall vest, if conditions are met, subject to the settlement and payment rules listed below, with certain particularities applicable to executive directors and members of Senior Management:

o

40% of the annual variable remuneration for members of the Identified Staff and 60% for executive directors, Senior Management and those members of the Identified Staff with particularly high variable remuneration amounts will be deferred for a period of three years for members of the Identified Staff and for five years for executive directors and Senior Management.

o

50% of the annual variable remuneration (both the upfront payment and the deferred payment) will be established in BBVA shares. For executive directors and members of Senior Management, this percentage will be set at 50% for the upfront payment and 60% for the deferred portion.

o

The deferred portion of the annual variable remuneration may be reduced (ex-post adjustments), even in its entirety, but never increased, based on the results of multi-year indicators. These indicators are aligned with the Group’s solvency, liquidity, profitability and recurrence of results, taking as target the threshold considered by the Board of Directors for each of these parameters over a time frame of three years.

o

The shares received as annual variable remuneration shall be withheld for a period of one year after delivery (except for those shares which sale would be required to honour the payment of taxes accruing on the shares delivered) and will not be subject to update.

o

Furthermore, the total the annual variable remuneration for members of the Identified Staff will be subject to malus and clawback arrangements over the entire period of deferral and withholding of shares, the full content of which is set out in BBVA Directors’ Remuneration Policy.

o	No personal hedging strategies or insurance may be used in connection with the remuneration and responsibility that may undermine the effects of alignment with sound risk management.

o

Finally, the variable component of the remuneration for a financial year will be limited to 100% of the fixed component of total remuneration (unless the General Shareholders’ Meeting resolves to increase this limit up to a maximum of 200%).

Therefore, BBVA has been gradually implementing a sound and consistent remuneration policy, which is aligned with the Entity’s long-term interests, shareholders’ interests and prudent risk management.

1.3.	BBVA Directors’ Remuneration Policy

Based on the same principles and outline that guide the Group Remuneration Policy, as described in the previous section, BBVA has a specific remuneration policy for its directors, whose most recent update was approved by the General Shareholders Meeting held on 15 March 2019 for the years 2019, 2020 and 2021 (the “Directors’ Remuneration Policy” or the “Policy”), by 94.83% of favourable votes.

Therefore, during 2019, on the proposal of the Remunerations Committee, the Board of Directors submitted to the General Shareholders’ Meeting an updated Directors’ Remuneration Policy, in order to include the contractual conditions for the Group Executive Chairman and Chief Executive Officer

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Annual Report on the Remuneration of BBVA Directors - 2019	8

(Consejero Delegado) as a result from their appointments in December 2018, as well as to add certain technical improvements, while maintaining the established remuneration system.

This Policy is designed in accordance with corporate legislation and specific regulations applicable to financial institutions, and is in line with the Entity’s Bylaws, also taking into account the best practices and recommendations on this matter both at local and international levels.

In accordance with the Bank’s Bylaws, the Policy distinguishes between the remuneration system applicable to non-executive directors and the system applicable to executive directors.

The remuneration system for non-executive directors, in accordance with Article 33 bis of the Bylaws, is based on the criteria of responsibility, dedication and incompatibilities inherent to the role that they undertake and consists of a fixed remuneration which comprises the following items:

•

An annual allocation in cash, to be determined by the Board of Directors taking into account the conditions applicable to each director and the roles and responsibilities attributed by the Board and their membership to the various committees, which may give rise to different remunerations for each of the non-executive directors. The Board is also responsible for determining the frequency and method of payment of these remuneration.

•	The insurance and pension systems in force at any given time.

•

A deferred remuneration in shares, approved by the General Shareholders’ Meeting and implemented through the annual allocation of a number of BBVA’s “theoretical shares” to each non-executive director, corresponding to 20% of the annual cash remuneration received the previous financial year. These BBVA shares will be delivered, where applicable, after they cease to be directors for any grounds other than serious dereliction of their duties.

The remuneration system for executive directors is defined in accordance with best market practices, which items are set out in Article 50 bis of the Bylaws and correspond to those generally applicable to members of the Bank’s Senior Management.

The remuneration system for executive directors comprises the following items:

•

A fixed remuneration, which takes into account their level of responsibility and the functions carried out, and constitutes a relevant part of their total compensation. Fixed remuneration comprises the salary (the “Annual Fixed Remuneration”), and may include other fixed remuneration components, such as benefits or remuneration in kind, in line with those that may be recognized to Senior Management.

•

A variable remuneration, whose amount will be determined on the basis of the level of achievement of pre-established targets, linked to the Group’s results, long-term value creation and performance of the functions carried out (the “Annual Variable Remuneration”). This remuneration will be subject to the same settlement and payment system applicable to the rest of the Identified Staff, in a manner consistent with effective risk management, with the specific features applicable to executive directors.

•	The incentive systems that may generally be established for Senior Management.

•	A welfare portion, which may include appropriate pension systems and insurance.

The Directors’ Remuneration Policy also establishes “target” ratios between the Annual Fixed Remuneration and the target Annual Variable Remuneration of BBVA’s executive directors, which take into account the functions carried out by each executive director and their impact on the Group’s risk profile, and are aligned with the ratios established, in general terms, for the remaining Identified Staff members.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Annual Report on the Remuneration of BBVA Directors - 2019	9

The “target” ratios for executive directors, for the term of the Policy, are as follows:

Executive Director	Position	Annual Fixed Remuneration	Target Annual Variable Remuneration
Carlos Torres Vila	Group Executive Chairman	45%	55%
Onur Genç	Chief Executive Officer	45%	55%
José Manuel González-Páramo Martínez-Murillo	Head of Global Economics & Public Affairs (GE&PA)	70%	30%

Once the amount of the Annual Variable Remuneration of each executive director is determined, it will be subject to the same settlement and payment system applicable to the Identified Staff, with certain particularities applicable to executive directors as described above.

Additionally, upon receipt of the shares, executive directors may not transfer a number of shares equivalent to twice their Annual Fixed Remuneration for at least three years after their delivery.

Settlement and payment system for 2019 Annual Variable Remuneration

Main conditions of the executive directors’ contracts

Each executive director’s remuneration, rights and financial compensation will be determined in accordance with their responsibility, the functions they carry out and the level of achievement of the objectives and are competitive with those of equivalent functions in major comparable institutions. Such conditions are contained in their respective contracts, which are approved by the Board of Directors at the proposal of the Remunerations Committee.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Annual Report on the Remuneration of BBVA Directors - 2019	10

Under the Policy, the main conditions of the executive directors’ contracts are the following:

•	They have an indefinite duration.

•	They do not establish any notice period, or tenure or loyalty clauses.

•	They may contain a welfare portion, according to the individual conditions of each executive director, including appropriate pension systems and insurance.

•	They include a post-contractual non-competition clause.

•	They do not include commitments to pay severance indemnity.

The Bank has undertaken provision commitments to cover the retirement contingencies of the Group Executive Chairman and the Head of GE&PA. These include the following main features, which are in line with those applicable to the rest of Senior Management:

•	They are established as defined-contribution schemes, according to which the annual contributions to be made to cover retirement are set in advance.

•	They do not provide for the possibility of receiving the retirement pension in advance.

•	15% of the agreed annual contributions will be considered “discretionary pension benefits”, pursuant to the applicable regulations.

Regarding the Group Executive Chairman, the Bank has made the following commitments:

Retirement, death and disability contingencies:

•

He is entitled to a retirement benefit when he reaches the legally established retirement age, which amount shall result from the sum of the contributions made by the Bank and their corresponding yields up to said date; to be paid as either income or capital, provided that his leave is not due to serious breach of his duties. In the event the contractual relationship terminates before he reaches retirement age for reason other than the aforementioned, he will retain the right to this benefit, which will be calculated on the basis of the total contributions made by the Bank to that date, plus the corresponding cumulative yield, without the Bank having to make any additional contributions.

•	The annual contribution to this system was determined as a result of the transformation of the former “defined-benefit” system in a “defined-contribution” system, and stands at EUR 1,642 thousand.

•

The Board of Directors may update the amount of its annual contribution to this retirement benefit during the term of the Policy, in the same way and under the same terms as it may update the Annual Fixed Remuneration.

•

15% of the agreed annual contribution to the pension commitments will be based on variable components and will be considered “discretionary pension benefits” and are subject share delivery, retention and clawback conditions established for these types of benefits in applicable regulations, as well as any conditions concerning variable remuneration that may be applicable in accordance with the Policy.

•

In the event of death while in office, the Chairman is entitled to an annual widow’s pension and an annual orphan’s pension for each of his children until they reach 25 years of age, of an amount equivalent to 70% and 25% (40% in the event of total orphanhood), respectively, of the Annual Fixed Remuneration, paid from the total fund accumulated for the retirement pension at that time, with the Bank assuming the corresponding annual insurance premiums to top up the benefits coverage.

•	The cumulative benefits of the widow’s and orphan’s pension may not exceed 150% of the Annual Fixed Remuneration.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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•

He is also acknowledged the right to receive an annual pension in the event of total or absolute permanent disability while in office, of an amount equivalent to the Annual Fixed Remuneration, which will revert to his spouse and children in the event of death in the percentages described above, and with said reversion limited in any case to the disability pension itself. Payment shall be made firstly from the total fund accumulated for the retirement pension at that time, with the Bank assuming the corresponding annual insurance premiums in order to top up the benefits coverage.

As regards the Chief Executive Officer, the Bank has not undertaken any retirement commitments, but has made commitments to cover disability and death contingencies, in the terms detailed below:

Death and disability contingencies:

•

In the event of death while in office, the Chief Executive Officer is entitled to an annual widow’s pension and an annual orphan’s pension for each of his children until they reach 25 years of age, the equivalent of 50% and 20% (30% in the event of total orphaning), respectively, of the Annual Fixed Remuneration for the previous 12 months, with the Bank assuming the corresponding annual insurance premiums to guarantee the benefits coverage.

•	The cumulative benefits of the widow’s and orphan’s pension may not exceed 100% of the Annual Fixed Remuneration for the previous 12 months.

•

He is also eligible to receive an annual pension in the event of total or absolute permanent disability while in office, of an amount equivalent to 62% of the Annual Fixed Remuneration of the previous 12 months, which will revert to his spouse and children in the event of death in the percentages described above, and with said reversion limited in any case to the disability pension itself, with the Bank assuming the corresponding annual insurance premiums in order to guarantee the benefits coverage.

The Head of GE&PA’s pension framework to cover death and disability contingencies is as follows:

Retirement, death and disability contingencies:

•

He is eligible to receive a retirement pension when he reaches the legal retirement age, which amount shall result from the cumulative annual contributions and their corresponding yields up to said date. For this purpose, the contributions regime for each financial year will be the result of applying 30% to the Annual Fixed Remuneration.

•

He will be entitled to receive, when he reaches retirement age, as either income or capital, the benefits resulting from the contributions made by the Bank in the terms mentioned above, provided that his leave is not due to serious breach of his duties. In the event that contractual termination is due to voluntary leave before retirement, the benefits will be limited to 50% of the contributions made by the Bank to that date. The Bank’s contributions will, in any case, cease at the time of termination.

•

15% of the aforementioned agreed annual contributions to the pension commitments will be based on variable components and will be considered “discretionary pension benefits” and are subject to share delivery, retention and clawback conditions established for these types of benefits in applicable regulations, as well as any conditions concerning variable remuneration that may be applicable in accordance with the Policy.

•

In the event of death while in office, he is entitled to an annual widow’s pension and an annual orphan’s pension for each of his children until they reach 25 years of age, the equivalent of 50% and 20% (30% in the event of total orphaning) respectively of the Annual Fixed Remuneration for the previous 12 months, paid from the total fund accumulated for the retirement pension at that time, with the Bank assuming the corresponding annual insurance premiums in order to top up the benefits coverage.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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•	The cumulative benefits of the widow’s and orphan’s pension may not exceed 100% of the Annual Fixed Remuneration for the previous 12 months.

•

He is also eligible to receive an annual pension in the event of total or absolute permanent disability while in office, of an amount equivalent to 46% of the Annual Fixed Remuneration of the previous 12 months, which will revert to his spouse and children in the event of death in the percentages described above, and with said reversion limited in any case to the disability pension itself. Payment will be made firstly from the total fund accumulated for the retirement pension at that time, with the Bank assuming the corresponding annual insurance premiums to top up the benefits coverage.

Other commitments entered into with executive directors:

In the case of the Chief Executive Officer, both the Policy and his contract grant him the following additional fixed remuneration, in view of his role as an international senior executive:

•	an annual cash amount, in lieu of a retirement pension (“cash in lieu of pension”), the equivalent of 30% of the Annual Fixed Remuneration in force at any given time; and

•

an annual cash amount as a mobility allowance, in line with commitments undertaken with other expatriate members of the Bank’s Senior Management, the amount of which has been established as EUR 600 thousand per year.

For executive directors, the contractual framework also establishes a post-contract non-competition clause lasting for two years from termination of duties as BBVA executive directors, for which the Bank will award remuneration to an amount equivalent to their Annual Fixed Remuneration for each year of the non-compete agreement, paid monthly, provided that the executive directors do not leave their positions due to retirement, disability or serious dereliction of duties.

Decision-making process for the approval of the Policy

Within the framework of BBVA’s Bylaws, the Regulations of the Board provide that the Board is responsible for making decisions regarding directors’ remuneration and, for executive directors, the remuneration for their executive functions and other conditions that their contracts must fulfil, in accordance with the remuneration policy approved by the General Meeting.

Among the elements of the Bank’s Corporate Governance System, BBVA’s Board of Directors has set up several committees to assist it in matters within its remit in order to better perform its functions. Among these, the Remunerations Committee assists the Board on issues regarding remuneration that fall within its remit, in particular those relating to the remuneration of directors, senior managers and remaining members of the Identified Staff, ensuring adherence to the remuneration policies established by the Bank.

This Committee comprises a minimum of three members appointed by the Board. All members must be non-executive directors and the majority must be independent directors, including the Chairman.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Below are the names, positions and statuses of the directors that comprise the Remunerations Committee as of the date of this Report:

Name and surnames	Position	Status
Belén Garijo López	Chair	Independent
Tomás Alfaro Drake	Member	External
Carlos Loring Martínez de Irujo (*)	Member	External
Lourdes Máiz Carro	Member	Independent
Ana Peralta Moreno	Member	Independent

(*)	Risk and Compliance Committee member

Thus, BBVA’s Corporate Governance System is configured so that remuneration proposals, submitted to the Board of Directors for consideration, as the Directors’ Remuneration Policy, generally originate from the Remunerations Committee, which previously analyses, debates and determines them.

As part of the decision-making process for remuneration matters, the Remunerations Committee is assisted by the Risk and Compliance Committee, which, in accordance with its Regulations, participates in the process of establishing the remuneration policy, verifying that it is consistent with sound and effective risk management and it does not provide incentives to undertake risks exceeding the levels tolerated by the Entity.

In order to perform its functions adequately, the Committee is assisted by the Bank’s internal services and also has access to external advice as necessary to form opinions on matters within its remit.

In order to update the Directors’ Remuneration Policy in 2019, in addition to the advice of BBVA’s internal services, the Committee was assisted in 2019 by two leading and independent consultancy firms on the remuneration for directors and senior managers: Willis Towers Watson, for analyses and market comparisons, and J&A Garrigues, S.L.P, for the legal analysis regarding the Policy.

In the determination of the Policy and, in particular, the main contractual conditions contained therein for the Group Executive Chairman and Chief Executive Officer, the Remunerations Committee analysed the remunerations in place for similar positions in comparable financial institutions, which make up BBVA’s peer group for remuneration purposes (included in Annex 1).

Finally, in accordance with the provisions of Article 529 novodecies of the Spanish Corporate Enterprises Act, the Directors’ Remuneration Policy was submitted, as a separate item in the agenda, to the Bank’s General Shareholders’ Meeting held on 15 March 2019, and approved by 94.83% of favourable votes.

This Policy is fully aligned with regulatory requirements and is available on the Entity’s website under “Corporate Governance and Remuneration Policy” at the following link: https://shareholdersandinvestors.bbva.com/wp-content/uploads/2019/02/9.BBVA_Directors_Remuneration_Policy.pdf

All of the above guarantees an appropriate decision-making process regarding remuneration, as reflected in the Remunerations Committee Report accompanying the BBVA Directors’ Remuneration Policy, documents that were made available to shareholders prior to their approval by the General Shareholders’ Meeting.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Annual Report on the Remuneration of BBVA Directors - 2019	14

2.	Application of BBVA Directors’ Remuneration Policy in 2019

The remuneration policy applied to BBVA directors during the closed financial year (2019) was approved by the Bank’s Annual General Shareholders’ Meeting held on 15 March 2019. The outline and principal characteristics of this are described in section 1.3 above.

Below is a description of how this Policy was applied in 2019 and the corresponding remuneration of each director; and, in the case of executive directors, the link between their remuneration and the results obtained during the financial year.

The process in place at BBVA to apply the Directors’ Remuneration Policy and determine each director’s individual remuneration is directed and supervised by the Remunerations Committee, and has carried out, in 2019, the following actions, inter alia, submitting the corresponding proposals to the Board of Directors for approval, where appropriate:

•	BBVA Directors’ Remuneration Policy

The Remunerations Committee analysed the approach for updating the BBVA Directors’ Remuneration Policy approved by General Meeting held in 2017. This update included the new contractual conditions for the Group Executive Chairman and the Chief Executive Officer as a result of their appointments in December 2018, as well as certain additional technical improvements, while the remuneration system established in the previous remuneration policy was maintained in general terms.

In February 2019, the Remunerations Committee submitted to the Board of Directors the proposal to update the BBVA Directors’ Remuneration Policy for the 2019, 2020 and 2021 financial years, along with the specific report on the Policy drawn up by this Committee and the proposal of the maximum number of shares to be delivered to the executive directors in the application of this Policy, all of which was submitted to the General Meeting held on 15 March 2019, which approved the Policy with a favourable vote of 94.83%.

As previously mentioned, in order to perform its functions adequately, the Committee is assisted by the Bank’s internal services as well as external advice it considered necessary in order to form opinions on matters within its remit.

•	Remuneration matters for non-executive directors

In accordance with the statutory framework and the Directors’ Remuneration Policy, the Committee analysed, during 2019, the remuneration allocated to non-executive directors for their Board membership, their membership to its various committees and for carrying out any other duties or responsibilities within the Board, in light of the changes made to the BBVA Corporate Governance System in 2019.

Therefore, the Committee submitted to the Board the proposals for establishing remuneration for the roles of Lead Director and Deputy Chair of the Board of Directors, and reviewing the remuneration for the roles of member and chair of the various Board committees, as a result of the redistribution of the functions of certain committees implemented during the financial year. This resulted in the amounts set out in section 2.1 below.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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•	Remuneration matters for executive directors

With regard to the remuneration matters for executive directors, in accordance with the BBVA Directors’ Remuneration Policy, the Committee has undertaken, among others, the following actions during the 2019 financial year, submitting the relevant proposals to the Board:

•

It proposed the amendment of the Chairman’s contract and the approval of the Chief Executive Officer’s contract to bring them in line with their new functions and roles; and determined their remuneration conditions (i.e. Annual Fixed Remuneration, target Annual Variable Remuneration, pension system and other remunerations) for the 2019 financial year, in accordance with the contractual framework for executive directors and the Directors’ Remuneration Policy approved by the General Meeting.

•

It determined the annual performance indicators for calculating the 2019 Annual Variable Remuneration for executive directors, as well as the multi-year performance indicators for the deferred portion of the Annual Variable Remuneration for 2019, as well as the rules for updating the cash portion of such remuneration (which would also apply to the rest of the Identified Staff).

•

It determined the minimum thresholds for Attributable Profit and Capital Ratio and their associated scales for the accrual of the 2019 Annual Variable Remuneration, in line with those applied for the rest of the employees.

•	It determined the target and scales of achievement associated with the annual performance indicators for executive directors for the 2019 Annual Variable Remuneration.

All of the above activities carried out by the Committee, together with other matters within its remit, have been included in the report on the activity of the Remunerations Committee for 2019, which is made available to all shareholders on the Bank’s website (www.bbva.com).

2.1.	Remuneration of non-executive directors 2019

In accordance with the provisions of the Bank’s Bylaws, and as mentioned in section 1.3 above, the Directors’ Remuneration Policy distinguishes between the remuneration system applicable to non-executive directors and that applicable to executive directors.

Remuneration system for non-executive directors

As mentioned above, the remuneration system for non-executive directors is based on the criteria of responsibility, dedication and incompatibilities relating to the role that they undertake and consists exclusively of a fixed remuneration that comprises the following items:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Item	Payment	Maximum amount	Adjustments/ condition

A. Fixed annual amount for the role of Board member and member of the various committees, as appropriate, and for carrying out any other duties or responsibilities within the Corporate Governance System

	Monthly cash payments	Overall limit approved by the General Meeting: EUR 6 million per year	N/A
B. Remuneration in kind (e.g. casualty and healthcare insurance policies)	The Bank pays the corresponding premiums that are allocated to the directors as remuneration in kind		N/A

C. Remuneration system with deferred delivery of BBVA shares	Fixed annual allocation of a number of “theoretical shares”, to vest after they cease to be directors	20% of the total cash remuneration received during previous financial year	Shares will not be delivered in the event of termination of directorship not due to serious dereliction of duties

Fixed annual amounts approved

Position	In thousands of EUR
Member of the Board of Directors	129
Member of the Executive Committee	167
Chair of the Audit Committee	165
Member of the Audit Committee	66
Chair of the Risk and Compliance Committee	214
Member of the Risk and Compliance Committee	107
Chair of the Remunerations Committee	107
Member of the Remunerations Committee	43
Chairman of the Appointments and Corporate Governance Committee	115
Member of the Appointments and Corporate Governance Committee	46
Chair of the Technology and Cybersecurity Committee	107
Member of the Technology and Cybersecurity Committee	43
Role of Deputy Chair	50
Role of Lead Director	80

These amounts were approved by the Board of Directors on 29 May 2019, at the proposal of the Remunerations Committee, following analysis of relevant market comparisons.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Details of the individual remuneration accrued by each non-executive director in 2019 under this remuneration system:

A.	Fixed annual amounts

The remuneration received by each non-executive director during 2019 (in thousands of EUR) was as follows:

	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remunerations Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions (1)	Total
Tomás Alfaro Drake	129				43		43		214
José Miguel Andrés Torrecillas	129		104	107		111		33	483
Jaime Félix Caruana Lacorte	129	167	110	107			14		527
Belén Garijo López	129		68		107	45			348
Sunir Kumar Kapoor	129						43		172
Carlos Loring Martínez de Irujo	129	167		107	43				445
Lourdes Máiz Carro	129		68		43	14			253
José Maldonado Ramos	129	167				45			340
Ana Peralta Moreno	129		68		43				240
Juan Pi Llorens	129		24	214		31	43	53	493
Susana Rodríguez Vidarte	129	167		107		45			447
Jan Verplancke	129						43		172

Total (2)	1,545	667	442	642	278	289	186	87	4,134

(1)

Amounts received during the 2019 financial year by José Miguel Andrés Torrecillas, in his capacity as Deputy Chair of the Board of Directors, and by Juan Pi Llorens, in his capacity as Lead Director, positions for which they were appointed by resolution of the Board of Directors on 29 April 2019.

(2)

Including the amounts corresponding to the positions of member of the Board and of the various committees during the 2019 financial year. By resolution of the Board of Directors on 29 April 2019, the functions of some Board committees were redistributed, hence their remunerations were also adapted to these changes in some cases.

These amounts are reflected, for each non-executive director, in section (a). i. “Remuneration accrued in cash”, “Fixed remuneration” and “Remuneration for membership on Board Committees” of the CNMV statistical Appendix, included as section 2.3 of this Report.

B.	Remuneration in kind

During the 2019 financial year, EUR 104 thousand was paid out in casualty and healthcare insurance premiums for non-executive directors.

These amounts are reflected, for each non-executive director, in section “Other Items” of the CNMV statistical Appendix, included as section 2.3 of this Report.

C.	Remuneration system with deferred delivery of BBVA shares

In execution of the remuneration system with deferred delivery of shares approved by the General Shareholders’ Meeting held on 18 March 2006 and extended by the General Shareholders’ Meetings held on 11 March 2011 and 11 March 2016, in the 2019 financial year, by resolution of the Board of Directors, the non-executive directors who are beneficiaries of this system have been allocated the “theoretical

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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shares” corresponding to 20% of the total cash remuneration received by each of them in the 2018 financial year, broken down as follows:

	Theoretical shares allocated in 2019	Theoretical shares accumulated as of 31 December 2019
Tomás Alfaro Drake	10,138	93,587
José Miguel Andrés Torrecillas	19,095	55,660
Jaime Caruana Lacorte	9,320	9,320
Belén Garijo López	12,887	47,528
Sunir Kumar Kapoor	6,750	15,726
Carlos Loring Martínez de Irujo	17,515	116,391
Lourdes Máiz Carro	11,160	34,320
José Maldonado Ramos	15,328	94,323
Ana Peralta Moreno	5,624	5,624
Juan Pi Llorens	17,970	72,141
Susana Rodríguez Vidarte	17,431	122,414
Jan Verplancke	5,203	5,203

Total	148,421	672,237

BBVA has no option plans in favour of its directors. In order to comply with the CNMV official statistical appendix, these “theoretical shares” have been likened to “options”, without prejudice to the fact that they do not constitute such an instrument. These shares will only vest only after they cease to be non-executive directors for any reason other than serious dereliction of duties. These shares are reflected in section “ii. Table showing the roll forward from remuneration systems based on shares” of the CNMV statistical Appendix, included as section 2.3 of this Report.

Variations in Board remuneration thousands of EUR (in aggregate)	2019	2018
Fixed annual allocation for Board member and of the committees	4,134	3,868
Remuneration in kind	104	107
Total	4,238	3,975

Year-on-year variation:

As indicated above, the variation in the remuneration of non-executive directors with respect to financial year 2018 is due to changes introduced in the Bank’s Corporate Governance System, resulting from the determination of a fixed remuneration for the positions of Deputy Chair and Lead Director and the reorganisation of the roles and responsibilities of some Board committees.

Non-executive directors have not received variable remuneration or any remuneration for any other item not included in this section.

2.2.	Remuneration for executive directors 2019

Remuneration system for executive directors

The remuneration system for executive directors is defined in accordance with best market practices, its main items are set out in Article 50 bis of the Bank’s Bylaws and correspond to those generally applicable to members of BBVA’s Senior Management. This system is included in the BBVA Directors’ Remuneration Policy and consists of the following items:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Annual Report on the Remuneration of BBVA Directors - 2019	19

Item	Allocation Criteria	Payment	Amount	Adjustments/ Conditions	Remuneration Element

A. Annual Fixed Remuneration (“AFR”)	functions assigned and level of responsibility Competitive in the market	Monthly cash payments	Chairman: EUR 2,453 thousand	N/A	Fixed
Chief Executive Officer: EUR 2,179 thousand
Head of GE&PA: EUR 834 thousand

B. Benefits and remuneration in kind (e.g. healthcare insurance policies, other policies)	In line with those applicable to Senior Management	Allowances and premiums or payments made by the Bank, attributed as remuneration in kind	For a breakdown of this item, see the table below.	N/A	Fixed

C. Annual Variable Remuneration (AVR)

Result of annual performance indicators (financial and non-financial), according to pre-established objectives*, scales of achievement and weighting, and based on a “target” AVR.

The AVR includes both a short term and a long term portions:

A maximum of 200% of the fixed remuneration, as agreed by the General Meeting in 2019

•  Ex ante adjustments: profit thresholds and capital ratios/other parameters such as the level of achievement of budgeted targets

•  1-year withholding of shares

•  Prohibition of hedging or insurance

•  Ex post adjustments: the result of multi-year performance indicators (downwards adjustments only)

•  Updates to the Deferred Portion paid in cash Malus and clawback clauses

(1) Additional requirements for holding shares

Variable

Short term	*Targets aligned with management metrics, Group strategic metrics and metrics specific to each executive director	40% of AVR: Upfront Payment (50% in cash and 50% in BBVA shares)	40% of AVR

Long term (5 years)	Targets aligned with Group’s core risk management and control metrics, related to solvency, capital, liquidity, financing, profitability, share performance and recurrence of results, measured over a 3-year period

60% of AVR:

Deferred Portion (60% in shares and 40% in cash), to be received after the multi-year performance assessment (for the first 3 years of deferral), 60% of the resulting amount after the third year, 20% after the fourth and 20% remaining after the fifth year of deferral

A maximum of 60% of AVR

D. Contribution to pension and insurance systems	Set forth contractually and in the Policy (retirement contingencies; death and disability)	Upon the occurrence of the contingency, either in income or capital	Chairman: Annual defined contribution of EUR 1,642 thousand plus death and disability premiums	Conditions laid out in their contracts and, in any case, provided that they do not cease as directors for serious dereliction of duties	Fixed (except 15% of pension contributions, which are considered “discretionary pension benefits”)
Chief Executive Officer: No retirement pension, just death and disability premiums
Head of GE&PA: Annual defined contribution of 30% Annual Fixed Remuneration plus death and disability premiums

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Item	Allocation Criteria	Payment	Amount	Adjustments/ Conditions	Remuneration Element

E. Other commitments	Set forth contractually and in the Policy	Monthly payment	Chief Executive Officer: Cash in lieu of a pension (30% of Annual Fixed Remuneration) and international mobility allowance of EUR 600 thousand per year	N/A	Fixed

F. Non-competition clause	Set forth contractually and in the Policy	Monthly payment during the period of non-competition, following termination of contract	Two times AFR (one for each year of the non-competition period)	Conditions laid out in their contracts, and in any case provided that they do not do not cease as directors for retirement, disability or serious dereliction of duties	Fixed

(1)	Upon receipt of the shares, executive directors may not transfer a number of shares equivalent to twice their Annual Fixed Remuneration for at least three years after their delivery.

Details of individual remuneration accrued by executive directors in 2019 under this system:

A.	2019 Annual Fixed Remuneration

In accordance with the procedure laid out in the Policy, the Board of Directors, on the proposal of the Remunerations Committee, and on the basis of market analyses and comparisons drawn up by independent consultants, approved the amounts of the Annual Fixed Remuneration for the executive directors, as stated in section 4.2 of the BBVA Directors’ Remuneration Policy.

The executive directors therefore received the following remunerations in 2019:

Annual Fixed Remuneration for executive directors (thousands of EUR)

Group Executive Chairman	2,453
Chief Executive Officer	2,179
Head of GE&PA	834

These Annual Fixed Remuneration amounts are reflected in section “a).i. Remuneration accrued in cash”, “Salary” of the executive directors in the CNMV statistical Appendix, included as section 2.3 of this Report.

Year-on-year variation:

The Annual Fixed Remuneration of the Chairman and Chief Executive Officer received in 2019 cannot be compared to the amount received the previous financial year, since both were appointed by the Board of Directors on 20 December 2018 and therefore their remuneration for 2018 was entirely associated with their former positions and functions. In the case of the Head of GE&PA, there was no year-on-year change of Annual Fixed Remuneration between 2018 and 2019.

B.	Benefits and other remuneration in kind

Executive directors are beneficiaries of healthcare insurance policies subscribed by the Bank, who covers the corresponding premiums that are allocated to directors as remuneration in kind.

In addition, all executive directors are eligible for the benefits that apply to the Bank’s Senior Management.

The amounts paid in 2019 for these items are as follows:

In kind and other benefits (thousands of EUR)

Group Executive Chairman	184
Chief Executive Officer	144
Head of GE&PA	83

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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These amounts are reflected in section “a).i. Remuneration accrued in cash” “Other Items” of the CNMV statistical Appendix, included as section 2.3 of this Report.

C.	2019 Annual Variable Remuneration

As described in section 1.3 above, the Annual Variable Remuneration (“AVR”) for executive directors is based on an incentive awarded annually, which reflects their performance measured on the basis of achieved targets associated with annual performance indicators.

To calculate the Annual Variable Remuneration for 2019, the following annual performance indicators and their weightings were used, as approved at the beginning of the year by the Board of Directors, at the proposal of the Remunerations Committee.

•	Short term:

		Weighting
Rate	Annual performance indicators 2019 AVR	Group Executive Chairman	Chief Executive Officer	Head of GE&PA
Financial indicators	Attributable Profit excluding corporate transactions	10%	20%	10%
	Tangible Book Value per share	10%	10%	10%
	Return on Regulatory Capital (RORC)	15%	15%	15%
	Efficiency Ratio	15%	15%	10%
Non-financial indicators	Customer Satisfaction (IReNe)	10%	15%	15%
	Digital sales	10%	10%	10%
	Individual indicators	30%	15%	30%

These indicators are associated with scales of achievement, approved by the Board at the proposal of the Remunerations Committee, which take into account budgetary compliance in the case of financial indicators. These scales are based on the “target” Annual Variable Remuneration associated with each indicator, which represents the amount of Annual Variable Remuneration if pre-established targets are met at 100%.

Pay for performance 2019 Annual Variable Remuneration

The Annual Variable Remuneration for each executive director is linked to the BBVA Group’s results and varies accordingly.

During the 2019 financial year, the BBVA Group achieved a profit without extraordinary items of EUR 4.83 billion, an increase of 2.7% compared to the 2018 financial year. This result is due, among other reasons, to the increase in recurring revenue and to the containment of operating costs.

This profit is the figure that has been approved for incentive purposes and does not include the negative impact of EUR 1.318 billion resulting from the accounting of the deterioration in the valuation of the BBVA USA goodwill, as this was exclusively a result of the application of accounting regulations. Therefore, it does not affect tangible net equity, capital and liquidity, the ability to distribute dividends or the amount to pay in dividends by the BBVA Group.

Consequently, the outcome and evolution of the annual performance indicators of 2019 Annual Variable Remuneration has represented an improvement from the previous year in the four financial indicators (Attributable Profit, RORC, Efficiency Ratio and Tangible Book Value), which have reached a higher result than the objective set by the Board for the financial year.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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In relation to non-financial indicators, a new key management indicator, Digital Sales, was taken into account in the Annual Variable Remuneration calculations for the first time in 2019, reaching 113.12 points. The Customer Satisfaction Index (IReNe), meanwhile, was slightly below the targets.

The results of the above indicators has set the following levels of achievement:

Annual performance indicators 2019 AVR	Results		Level of achievement
	2019 (*)	2018 (*)	Target	%
Attributable Profit excluding corporate transactions	EUR 4.830 billion	EUR 4.701 billion	●	104.6%
Tangible Book Value (TBV) per share	6.50	5.86	●	104.8%
Return on Regulatory Capital (RORC)	8.79%	8.32%	●	105.2%
Efficiency ratio	48.50%	49.28%	●	101.4%
Customer Satisfaction (IReNe)	97.21	99.07	●	97.2%
Digital Sales	113.12	N/A	●	113.1%

(*)	Results approved for incentive purposes adjusted for corporate transactions and other adjustments

With regard to the individual indicators of the Chairman and of the Chief Executive Officer, who have been assessed by the Board -since they are under the direct authority of this body-, at the proposal of the Remunerations Committee, indicators reflecting their different responsibilities have been taken into account. Thus, for the Chairman, the level of achievement of indicators relating to Talent and Culture, sustainability and strategic transformation have been considered; while for the Chief Executive Officer, indicators related to competitive dynamics, culture and values, finance and risk and strategic transformation have been considered. For the Head of GE&PA, indicators related to the strategic impact of units integrated into the scope of GE&PA have been taken into account, among others. The degree of achievement of these indicators has been positive overall, having achieved the goals set for the financial year.

individual indicators 2019 AVR: Specific dimensions associated to each position

Group Executive Chairman	Chief Executive Officer	Head of GE&PA	Achievement of targets
Talent and Culture: employees’ engagement index	Competitive dynamics: ROE and efficiency	Area indicator: strategy	●

Sustainability: responsible banking synthetic index	Culture and Values: employees’ engagement index	Area indicator: efficiency	●

Strategic transformation	Finance and Risk: Capital	Internal client feedback	●
	Strategic transformation	Culture and values: 360º evaluation	●

Likewise, for the assessment of the individual indicators, the Remunerations Committee and the Board of Directors have considered the performance assessment of the Chairman and the Chief Executive Officer carried out by the Board, which has been very positive in both cases.

Following year-end 2019, and having met the minimum thresholds for Attributable Profit and Capital Ratio which were established by the Board, among the ex-ante adjustments included in the Policy for the accrual of Annual Variable Remuneration, and in light of the above results, the Board, at the proposal of the Remunerations Committee, has determined the following amounts for the 2019 Annual Variable Remuneration for each executive director:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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2019 Annual Variable Remuneration for executive directors

Executive directors	2019 AVR (thousands of EUR)	Variation with respect to 2018 AVR
Group Executive Chairman	3,180	N/A
Chief Executive Officer	2,854	N/A
Head of GE&PA	377	-5.4%

The Annual Variable Remuneration of the Chairman and Chief Executive Officer for 2019 cannot be compared to the amount from the previous financial year, since both were appointed by the Board of Directors on 20 December 2018 and therefore their remuneration for 2018 was entirely associated with their former positions and functions.

Settlement and payment system for 2019 Annual Variable Remuneration

To determine the share component of both the Upfront Payment and the Deferred Portion, pursuant to the system set out in the Policy and explained in the previous section, the average closing price of BBVA share during the trading sessions between 15 December 2019 and 15 January 2020, both inclusive, is taken as a reference, which was EUR 5.03 per share.

Based on the above, the amounts for the Upfront Payment and for the Deferred Portion of 2019 Annual Variable Remuneration, for each executive director, are:

Executive director	UPFRONT PAYMENT: 40% 2019 AVR Paid in 2020		DEFERRED PORTION: Maximum 60% 2019 AVR
	Cash (50%) (thousands EUR)	Number of shares (50%)	Cash (40%) (thousands of EUR)			Number of shares (60%)
			2023	2024	2025	2023	2024	2025
Group Executive Chairman	636	126,470	458	153	153	136,587	45,529	45,529
Chief Executive Officer	571	113,492	411	137	137	122,572	40,858	40,858
Head of GE&PA	75	14,998	54	18	18	16,198	5,400	5,400

The amounts for the Upfront Payment of the executive directors’ Annual Variable Remuneration are reflected in section “a). i. Remuneration accrued in cash” “Short-term variable remuneration” of the CNMV statistical Appendix, included in section 2.3 of this Report.

The Deferred Portion of 2019 Annual Variable Remuneration (long term) is subject to the ex post adjustments outlined in the Policy, and therefore the amount finally accrued will depend on the degree of compliance with the following multi-year performance indicators, approved by the Board in 2019, at the proposal of the Remunerations Committee, following an analysis by the Risk and Compliance Committee:

Multi-year performance indicators	Weighting
Fully Loaded Common Equity Tier 1 (CET 1)	40%
Loan to Stable Customer Deposits (LtSCD)	10%
Liquidity Coverage Ratio (LCR)	10%
Return on Equity (ROE)	20%
(Net Margin — Loan-Loss Provisions)/Average Total Assets	10%
Total Shareholder Return (TSR)	10%

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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With respect to the TSR indicator, evolution of the total return for the Bank’s shareholders will be compared with the evolution of that same indicator over the three-year period (1 January 2020 to 31 December 2022), for the peer group approved by the Board at the proposal of the Remunerations Committee (Annex 1).

The vesting scale of the TSR indicator shall determine the reduction of deferred amounts associated with this indicator when, after the three-year measurement period, its result determines that BBVA’s position is below the median of the peer group.

Thus, if the objectives set for each of the above indicators are not met in the first three years of the deferment period, the Deferred Portion of 2019 Annual Variable Remuneration may be reduced, even in its entirety. Under no circumstances, however, may the amounts initially deferred (indicated in the table above) be increased.

The 2019 Annual Variable Remuneration will, in all cases, be subject to the remaining conditions of the settlement and payment system provided for in the Policy, and will be paid, provided all relevant conditions are met, in accordance with the following calendar: 60% of the Deferred Portion in 2023; 20% in 2024; and 20% in 2025.

Finally, at the closing of the 2019 financial year, in addition to the Deferred Portion of 2019 Annual Variable Remuneration mentioned above, 60% of the Annual Variable Remuneration corresponding to financial years 2017 and 2018 is deferred and pending payment to the executive directors, and will be delivered in upcoming financial years, provided conditions are met, following the conditions set forth in the remuneration policies applicable to previous financial years.

•	Long-term: Other variable remuneration accrued by the executive directors in 2019

2016 Deferred Annual Variable Remuneration, to be paid in 2020

Pursuant to the remuneration policies applicable to executive directors for 20163, 50% of the Annual Variable Remuneration for executive directors was deferred for 3 years, in accordance with the settlement and payment system applicable at that time.

Executive directors	Maximum amount of Deferred Portion of 2016 AVR (to be paid in 2020)
	Cash (thousands of EUR)	Number of shares
Group Executive Chairman (*) (Carlos Torres Vila)	591	91,915
Chief Executive Officer (*) (Onur Genç)	124	32,047
Head of GE&PA (José Manuel González-Páramo)	89	13,768

(*)	Amounts associated with their previous positions as Chief Executive Officer of BBVA and President & CEO of BBVA Compass (currently BBVA USA), respectively.

[3]	In 2016, BBVA Directors’ Remuneration Policy approved by the General Shareholders’ Meeting held on 13 March 2015 and the Remuneration Policy for the Identified Staff approved in 2015 were applicable.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Annual Report on the Remuneration of BBVA Directors - 2019	25

These amounts were subject to compliance with the following multi-year performance indicators, which were approved by the Board of Directors in 2016 for a three-year performance period (2017-2019):

Multi-year performance indicators for 2016 AVR		Weighting
SOLVENCY	Economic adequacy (Economic Equity/ERC)	20%
	Fully loaded CET 1	20%
LIQUIDITY	LtSCD (Loans to Stable Customer Deposits)	20%
PROFITABILITY	(Operating Income/Average Total Assets) – (Loan-Loss Provisions)/Average Total Assets)	10%
	Return on Equity (ROE)	20%
	Total Shareholder Return (TSR)	10%

With respect to the TSR indicator, the evolution of the total return for the Bank’s shareholder was compared with the evolution of the same indicator over the three-year period (1 January 2017 to 31 December 2019) for the same peer group indicated in Annex 1.

The vesting scale for the TSR indicator approved by the Board, at the proposal of the Remunerations Committee, was as follows:

BBVA position in ranking	Percentage reduction of deferred amounts
1st to 8th	0%
9th	10%
10th	20%
11th	30%
12th	40%
13th	50%
14th	60%
15th	80%
16th	100%

Following 2019 year-end and after the deferral and measurement period of the multi-year performance indicators, the indicators aligned with the main risk management and control metrics have fulfilled the pre-established targets. However, with regards to the TSR indicator, the Bank’s position in comparison with the peer group, according to its vesting scale, has determined a 30% reduction in the amount initially deferred for this indicator.

Multi-year performance indicators for 2016 AVR		Results	Level of achievement	% reduction in deferred AVR
SOLVENCY	Economic adequacy (Economic Equity/ERC)	148%	●	0%
	Fully loaded CET 1	11.2%	●	0%
LIQUIDITY	LtSCD (Loans to Stable Customer Deposits)	108%	●	0%
PROFITABILITY	(Operating Income/Average Total Assets) – (Loan-Loss Provisions)/Average Total Assets)	1.2%	●	0%
	Return on Equity (ROE)	8.8%	●	0%
	Total Shareholder Return (TSR)	11th position	●	30%

Based on the results of these multi-year performance indicators, and pursuant to the associated scales of achievement and their respective targets and weightings, a downwards adjustment has been made to the amounts of the Deferred Portion of 2016 Annual Variable Remuneration for executive directors, which has resulted in the following amounts:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Annual Report on the Remuneration of BBVA Directors - 2019	26

Final result of the Deferred Portion of 2016 Annual Variable Remuneration for executive directors

Executive directors	Final amount of Deferred Portion of 2016 AVR (*)
	Cash (thousands of EUR)	Number of shares
Group Executive Chairman (Carlos Torres Vila)	573	89,158
Chief Executive Officer (Onur Genç)	121	31,086
Head of GE&PA (José Manuel González-Páramo)	86	13,355

(*)

The amounts resulting from the respective updates in application of the year-on-year Consumer Price Index (CPI) and from dividend adjustments are: EUR 83 thousand for the Group Executive Chairman; EUR 84 thousand for the Chief Executive Officer; and EUR 12 thousand for the Head of GE&PA.

These amounts are reflected in section “a). i. Remuneration accrued in cash” “Long-term variable remuneration” of the CNMV statistical Appendix, included in section 2.3 of this Report, given the accrual period for this remuneration ended on 31 December 2019, pursuant to the instructions contained in the official Model of the CNMV Report.

D.	Contributions to pension systems in 2019

In accordance with the provisions of the Policy, detailed in section 1.3 above, the Bank has not made any pension commitments with non-executive directors.

In the case of executive directors, the pension commitments made with each director are reflected in their respective contracts, which are approved by the Board of Directors and whose main conditions are set out in section 1.3 above.

Pursuant to this system, during the 2019 financial year, the Bank has made the following contributions in order to cover contingencies that are contractually recognised:

Director	Contributions to pension systems (thousands of EUR)				Accumulated funds as of 31/12/2019
	Retirement	Insurance premiums	Adjustment of DPBs (*)	Total
Group Executive Chairman	1,642	278	(1)	1,919	21,582
Chief Executive Officer	—	141	—	141	—
Head of GE&PA	250	150	4	404	1,404

(*)

Adjustment made to the “discretionary pension benefits” for 2018, which were disclosed by the Bank at year-end once the Annual Variable Remuneration for that year had been determined, and was to be allocated to the fund accumulated in 2019.

These amounts are reflected in section “a) iii. Long-term saving systems”, “Contribution in the financial year by the company” to “Savings systems with unconsolidated economic rights” in the CNMV statistical Appendix, included in section 2.3 of this Report.

Furthermore, pursuant to the Policy, 15% of this annual pension contribution for the executive directors in 2019 (i.e. EUR 246 thousand for the Group Executive Chairman and EUR 38 thousand for the Head of GE&PA) has been recorded in 2019 as “discretionary pension benefits”. After year-end, these “discretionary pension benefits” were adjusted following the same criteria used to determine the 2019 Annual Variable Remuneration for each executive director, in accordance with the level of achievement of the 2019 Annual Variable Remuneration. The resulting calculations are EUR 261 thousand for the Group Executive Chairman and EUR 40 thousand for the Head of GE&PA, which will be allocated to the fund accumulated in 2020, subject to the same conditions as the Deferred Portion of the 2019 Annual Variable Remuneration, and to the other conditions established for these benefits in the Policy.

E.	Other commitments undertaken in favour of the Chief Executive Officer

In light of his status as an international senior executive, the BBVA Directors’ Remuneration Policy provides for the following fixed supplementary remunerations for the Chief Executive Officer, which were paid over the 2019 financial year:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Annual Report on the Remuneration of BBVA Directors - 2019	27

•	An annual cash amount, in lieu of retirement pension (“cash in lieu of pension”), equivalent to 30% of the Annual Fixed Remuneration in force at any given time; and

•	An annual cash mobility allowance, the amount of which has been set at EUR 600 thousand per year for the entire term of the Policy.

These amounts are reflected in section “a). iv. Detail of other items” in the CNMV statistical Appendix, included in section 2.3 of this Report.

F. Post-contractual non-compete agreement

The contract framework of executive directors establishes a post-contract non-competition clause lasting for two years from termination of duties as BBVA executive directors, for which the Bank will award remuneration of an amount equivalent to their Annual Fixed Remuneration for each year of the non-compete agreement, paid monthly, provided that the executive directors do not leave their positions due to retirement, disability or serious dereliction of their duties. The executive directors have not accrued or received any payment of this nature during the closed year.

Other information relating to 2019

Payments for termination of the contractual relationship

The Bank has no commitment to pay severance indemnity to directors in the event of the termination of the contractual relationship, nor any kind of payment derived from their early dismissal other than those set out in this Report. The directors have not accrued or received any payment of this nature during the closed financial year.

Loans, advances and guarantees

In 2019, directors have not accrued any remuneration arising from the award of advances, loans and guarantees.

For transparency purposes, at the date of this Report, the Bank’s Chief Executive Officer currently has a loan granted by BBVA Compass during his previous role as President and CEO of BBVA Compass (U.S. Country Manager for the BBVA Group). This loan has employment conditions, and the amount drawn down as of 31 December 2019 was EUR 607 thousand.

There are no other remuneration items other than those described in the preceding paragraphs, nor has any supplementary remuneration been accrued by the directors over the financial year in addition or different to that indicated in this Report.

Application of malus and clawback clauses in 2019

In 2019, variable remuneration has not been reduced or recovered. Notwithstanding the foregoing, the Policy establishes arrangements to reduce or recover up to 100% of the Annual Variable Remuneration of executive directors, through malus and clawback clauses, in the same terms applicable to the rest of the Identified Staff.

Theses clauses are detailed in the Directors’ Remuneration Policy disclosed at the Bank’s website.

Measures taken to reduce the remuneration of the Identified Group as a result of exposure to excessive risks and to adjust it to the long-term objectives, values and interests of the company

Actions taken by the Bank, in relation to the remuneration system, to reduce exposure to excessive risks and adjust remuneration to long-term interests have been detailed in section 1 of this Report, as part of the description of the variable remuneration system applicable to the Identified Group and to the executive directors, including the specific rules for the settlement and payment of the Annual Variable Remuneration.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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2.3. CNMV statistical Appendix

Overall summary of how the Remuneration Policy was applied in the closed financial year

B.4 Report on the outcome of the consultative vote at the General Shareholders’ Meeting regarding the annual report on the remuneration for the previous financial year, indicating the number of “no” votes cast where applicable:

	Number	% of total
Votes cast	4,295,623,462	100

	Number	% of total
Votes against	129,378,399	3.01
Votes in favour	4,157,423,149	96.78
Abstentions	8,821,914	0.21

Comments

The percentage of BBVA shareholders in support of the remuneration matters proposed by the Board, on the suggestion of the Remunerations Committee, has been consistently high. In particular, the Annual Report on the Remuneration of Directors for the 2018 financial year was backed by 96.78% of the vote at the General Shareholders’ Meeting held on 15 March 2019.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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C. Details of the individual remunerations received by each director

Name	Type	Accrual period in 2019 financial year
Carlos Torres Vila	Executive director	01/01/2019 to 31/12/2019

Onur Genç	Executive director	01/01/2019 to 31/12/2019

Tomás Alfaro Drake	External director	01/01/2019 to 31/12/2019

José Miguel Andrés Torrecillas	Independent director	01/01/2019 to 31/12/2019

Jaime Caruana Lacorte	Independent director	01/01/2019 to 31/12/2019

Belén Garijo López	Independent director	01/01/2019 to 31/12/2019

José Manuel González-Páramo Martínez-Murillo	Executive director	01/01/2019 to 31/12/2019

Sunir Kumar Kapoor	Independent director	01/01/2019 to 31/12/2019

Carlos Loring Martínez de Irujo	External director	01/01/2019 to 31/12/2019

Lourdes Máiz Carro	Independent director	01/01/2019 to 31/12/2019

José Maldonado Ramos	External director	01/01/2019 to 31/12/2019

Ana Peralta Moreno	Independent director	01/01/2019 to 31/12/2019

Juan Pi Llorens	Independent director	01/01/2019 to 31/12/2019

Susana Rodríguez Vidarte	External director	01/01/2019 to 31/12/2019

Jan Verplancke	Independent director	01/01/2019 to 31/12/2019

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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a)	Remunerations of the company subject to this report

i.	Remuneration accrued in cash (thousands of EUR)

Name	Fixed remuneration	Per diem payments	Remuneration for membership on Board committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other items	2019 total	2018 total
Carlos Torres Vila				2,453	636	656		184	3,929	3,210
Onur Genç				2,179	571	204		144	3,098	2,816
Tomás Alfaro Drake	129		86						215	258
José Miguel Andrés Torrecillas	162		321					7	490	493
Jaime Caruana Lacorte	129		398						527	237
Belén Garijo López	129		220					13	362	340
José Manuel González-Páramo Martínez-Murillo				834	75	98		83	1,090	1,108
Sunir Kumar Kapoor	129		43						172	172
Carlos Loring Martínez de Irujo	129		317					17	463	462
Lourdes Máiz Carro	129		124					14	267	298
José Maldonado Ramos	129		211					14	354	404
Ana Peralta Moreno	129		111					7	247	147
Juan Pi Llorens	182		311					14	507	471
Susana Rodríguez Vidarte	129		318					14	461	457
Jan Verplancke	129		43						172	132

Comments

The figures cited in this section may reflect non-significant variations with respect to other documents, published or to be published by BBVA, that contain information regarding the remuneration of BBVA directors, since the figures in this report need to be rounded to the nearest thousand euro.

The 2018 remuneration for Onur Genç, who was appointed as CEO in 20 December 2018, is linked to his former position as President & CEO of BBVA USA.

According to the instructions for completing this report, the amounts identified under “short-term variable remuneration” and “ long-term variable remuneration” for executive directors correspond, respectively, to:

i)	Upfront Payment of the Annual Variable Remuneration for the 2019 financial year (40%) in cash, whose payment is due in 2020.

ii)	The final amount of the Deferred Portion of the Annual Variable Remuneration for the 2016 financial year in cash, whose payment is due in 2020.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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ii.	Table showing the roll forward from remuneration systems based on shares and gross profit from consolidated financial instruments or shares

Name	Plan name	Financial instruments at the beginning of the 2019 financial year		Financial instruments granted during the 2019 financial year		Consolidated financial instruments in the financial year				Expired and unredeemed instruments	Financial instruments at the end of the 2019 financial year
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent/ consolidated shares	Price of consolidated shares	Gross profit from consolidated financial instruments or shares (thousands of EUR)	No. of instruments	No. of instruments	No. of equivalent shares
Carlos Torres Vila	Upfront AVR payment for 2019 in shares						126,470	5.03	636
	Deferred AVR payment for 2016 in shares						89,158	5.03	448

Onur Genç	Upfront AVR payment for 2019 in shares						113,492	5.03	571
	Deferred AVR payment for 2016 in shares						31,086	5.03	156

Tomás Alfaro Drake	Remuneration system for shares with deferred delivery	83,449	83,449	10,138	10,138

José Miguel Andrés Torrecillas	Remuneration system for shares with deferred delivery	36,565	36,565	19,095	19,095

Jaime Caruana Lacorte	Remuneration system for shares with deferred delivery			9,320	9,320

Belén Garijo López	Remuneration system for shares with deferred delivery	34,641	34,641	12,887	12,887

José Manuel González-Páramo Martínez-Murillo	Upfront AVR payment for 2019 in shares						14,998	5.03	75
	Deferred AVR payment for 2016 in shares						13,355	5.03	67

Sunir Kumar Kapoor	Remuneration system for shares with deferred delivery	8,976	8,976	6,750	6,750

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Annual Report on the Remuneration of BBVA Directors - 2019	32

Name	Plan name	Financial instruments at the beginning of the 2019 financial year		Financial instruments granted during the 2019 financial year		Consolidated financial instruments in the financial year				Expired and unredeemed instruments	Financial instruments at the end of the 2019 financial year
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent/ consolidated shares	Price of consolidated shares	Gross profit from consolidated financial instruments or shares (thousands of EUR)	No. of instruments	No. of instruments	No. of equivalent shares
Carlos Loring Martínez de Irujo	Remuneration system for shares with deferred delivery	98,876	98,876	17,515	17,515

Lourdes Máiz Carro	Remuneration system for shares with deferred delivery	23,160	23,160	11,160	11,160

José Maldonado Ramos	Remuneration system for shares with deferred delivery	78,995	78,995	15,328	15,328

Ana Peralta Moreno	Remuneration system for shares with deferred delivery			5,624	5,624

Juan Pi Llorens	Remuneration system for shares with deferred delivery	54,171	54,171	17,970	17,970

Susana Rodríguez Vidarte	Remuneration system for shares with deferred delivery	104,983	104,983	17,431	17,431

Jan Verplancke	Remuneration system for shares with deferred delivery			5,203	5,203

Comments

According to the instructions for completing this Report, the amounts entered in the “Consolidated instruments in the financial year” cell for executive directors correspond to:

(i) The Upfront Payment of the Annual Variable Remuneration for the 2019 financial year (40%) in shares (monetised). Since these shares have not been handed over to their beneficiaries, in order to calculate their cash value, the average closing price of the BBVA share for the trading sessions between 15 December 2019 and 15 January 2020 inclusive, has been taken as reference. In accordance with the Policy, this is the criterion used to determine the portion of the 2019 Annual Variable Remuneration to be paid in shares. This price was EUR 5.03 per share.

(ii) The Deferred Part of the Annual Variable Remuneration for the 2016 financial year in shares (monetised). Since these shares have not been handed over to their beneficiaries, for the purpose of calculating their cash value, the same average price has been taken as that used to determine the Annual Variable Remuneration for the 2019 financial year, which stands at EUR 5.03 per share. The price used to initially determine the number of shares of the Deferred Part of the AVR 2016 in accordance with the Policy applicable in such financial year was the average closing price of the BBVA share for the trading sessions between 15 December 2016 and 15 January 2017, which was EUR 6.43 per share.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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For non-executive directors, the amounts entered in the “Consolidated financial instruments in the 2019 financial year” cell correspond to “theoretical shares” in accordance with the system of remuneration in BBVA shares with deferred delivery. As explained in section 2.1 of this Report, these “theoretical shares” have been accumulated by each non-executive director on 31 December 2019. However, they do not constitute a financial instrument and cannot be listed or traded on any market, and therefore are not available for the directors. The “theoretical shares” assigned to each of them in that financial year (equivalent to 20% of the total cash remuneration they each received in 2018) have been included in the “Financial Instruments granted during the 2019 financial year” cell. These “theoretical shares” have not been delivered and, in accordance with the Directors’ Remuneration Policy, they will be delivered, where applicable, on the date on which they cease to be directors for any grounds other than serious dereliction of duties.

iii.	Long-term savings systems

Name	Remuneration from consolidation of rights to savings system
No data	0

	Contribution in the financial year by the company (thousands of EUR)				Amount of accumulated funds (thousands of EUR)
Name	Savings systems with consolidated economic rights		Savings systems with unconsolidated economic rights		Savings systems with consolidated economic rights		Savings systems with unconsolidated economic rights
	2019 financial year	2018 financial year	2019 financial year	2018 financial year	2019 financial year	2018 financial year	2019 financial year	2018 financial year
Carlos Torres Vila			1,919	1,896			21,582	18,581
Onur Genç			141				0
José Manuel González-Páramo Martínez-Murillo			404	405			1,404	1,067

Comments

These correspond to contributions registered to fulfil the pension commitments undertaken with the executive directors in the 2019 financial year. In the case of the Chairman and Head of GE&PA, these contributions correspond to the sum of the annual contributions to cover retirement benefits, death and disability premiums, and the adjustment made to the discretionary pension benefits for the 2018 financial year that fall due in the 2019 financial year, once the Annual Variable Remuneration for the 2018 financial year has been determined. For the Chief Executive Officer, the registered contributions correspond exclusively to the premiums for death and disability coverage, as no commitments were made for retirement benefit.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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iv.	Details of other items

Name	Item	Amount of remuneration
Onur Genç	Mobility allowance	506
Onur Genç	Cash in lieu of pension	654

Comments

These remunerations correspond to the commitments undertaken with the Chief Executive Officer included in the Policy, regarding the payment of an annual cash amount in lieu of a pension equivalent to 30% of the Annual Fixed Remuneration applicable in any given year, is maintained, and an annual cash amount as a mobility allowance.

b)	Remuneration of company directors for membership on boards of other group companies:

i.	Remuneration accrued in cash (thousands of EUR)

Name	Fixed remuneration	Per diem payments	Remuneration for membership on Board Committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other items	2019 total	2018 total
No data

ii.	Table showing the roll forward from remuneration systems based on shares and gross profit from consolidated financial instruments or shares

Name	Plan name	Financial instruments at the beginning of the 2019 financial year		Financial instruments granted during the 2019 financial year		Consolidated financial instruments in the financial year				Expired and unredeemed instruments	Financial instruments at the end of the 2019 financial year
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent/ consolidated shares	Price of consolidated shares	Gross profit from consolidated financial instruments or shares (thousands of EUR)	No. of instruments	No. of instruments	No. of equivalent shares
No data

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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iii.	Long-term savings systems

Name	Remuneration from consolidation of rights to savings system

	Contribution in the financial year by the company (thousands of EUR)				Amount of accumulated funds (thousands of EUR)
Name	Savings systems with consolidated economic rights		Savings systems with unconsolidated economic rights		Savings systems with consolidated economic rights		Savings systems with unconsolidated economic rights
	2019 Financial year	2018 financial year	2019 financial year	2018 financial year	2019 financial year	2018 financial year	2019 financial year	2018 financial year

iv.	Details of other items

Name	Item	Amount of remuneration
No data

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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c)	Summary of remuneration (in thousands of EUR):

The summary must include the amounts corresponding to all the remuneration items included in this Report accrued by the director, in thousands of EUR.

	Remuneration accrued in the company					Remuneration accrued in group companies
Name	Total cash remuneration	Gross profit from consolidated financial instruments or shares	Remuneration from savings systems	Remuneration from other items	2019 Financial year total (Company)	Total cash remuneration	Gross profit from consolidated financial instruments or shares	Remuneration from savings systems	Remuneration from other items	2019 Financial year total (Group)
Carlos Torres Vila	3,929	1,084			5,013
Onur Genç	3,098	727		1,160	4,985
Tomás Alfaro Drake	215				215
José Miguel Andrés Torrecillas	490				490
Jaime Caruana Lacorte	527				527
Belén Garijo López	362				362
José Manuel González-Páramo Martínez-Murillo	1,090	142			1,232
Sunir Kumar Kapoor	172				172
Carlos Loring Martínez de Irujo	463				463
Lourdes Máiz Carro	267				267
José Maldonado Ramos	354				354
Ana Peralta Moreno	247				247
Juan Pi Llorens	507				507
Susana Rodríguez Vidarte	461				461
Jan Verplancke	172				172
TOTAL	12,354	1,953		1,160	15,467

This annual report on remunerations was approved by the Company’s Board of Directors in its meeting held on 10 February 2020.

List whether any directors voted against or abstained from voting on the approval of this Report: NO

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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3.	Remuneration policy applicable to Directors in 2020

The remuneration policy applicable to BBVA directors in 2020 is the Directors’ Remuneration Policy approved by the General Meeting held on 15 March 2019 for the 2019, 2020 and 2021 financial years. The main characteristics of this Policy are set out in section 1.3 above, without any changes having been agreed for the 2020 financial year.

The Policy is available on the Bank’s website, at the following link: https://shareholdersandinvestors.bbva.com/wp-content/uploads/2019/02/9.BBVA_Directors_Remuneration_Policy.pdf

The Policy contains different measures to reduce exposure to excessive risks and adjust the remuneration according to the Bank’s long-term interests, which are detailed in section 1 above, as part of the description of the variable remuneration system applicable to the Identified Staff and executive directors, including the specific rules for the settlement and payment of Annual Variable Remuneration.

On the basis of the remuneration system applicable to BBVA directors set out in the Policy, the following are the specific conditions applicable for the current financial year:

3.1	Remuneration of non-executive directors 2020

Remuneration system for non-executive directors

As described in section 2.1 above, the remuneration system applicable to non-executive directors is based on the criteria of responsibility, dedication and incompatibilities inherent in the role they undertake and consists exclusively of a fixed remuneration which comprises the items mentioned in that section.

Determinations for the 2020 financial year

A.	Fixed annual amounts

The Board of Directors has not approved changes for 2020 with respect to the remuneration amounts for non-executive directors approved by the Board at its meeting of 29 May 2019, at the proposal of the Remunerations Committee. These amounts are detailed in section 2.1 above, and will remain in force until a new resolution is approved by the Board of Directors.

The details of the amounts paid for this item during the current financial year will be included in the Annual Report on the Remuneration of Directors to be submitted to the General Shareholders’ Meeting to be held next financial year.

B.	Remuneration in kind

Under the Policy, in 2020 the Bank will pay the corresponding insurance premiums that will be allocated to directors as remuneration in kind.

The details of the amounts paid in kind during the current financial year will be included in the Annual Report on the Remuneration of Directors to be submitted to the General Shareholders’ Meeting to be held next financial year.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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C.	Assignment of theoretical shares

In accordance with the remuneration system with deferred delivery of BBVA shares to non-executive directors, the number of “theoretical shares” to be allocated to each non-executive director in 2020 will be equivalent to 20% of the total cash remuneration received by each beneficiary in 2019. The reference used to calculate the number of “theoretical shares” is the average closing price of BBVA shares during the 60 trading sessions prior to the date of the Ordinary General Shareholders’ Meeting that approves the financial statements for the 2019 financial year.

The details of the “theoretical shares” allocated during the current financial year will be included in the Annual Report on the Remuneration of Directors to be submitted to the General Shareholders’ Meeting to be held next financial year.

3.2	Remuneration of executive directors 2020

Remuneration system for executive directors

The remuneration system for executive directors is defined in accordance with best market practices, its main items are set out in Article 50 bis of the Bank’s Bylaws and correspond to those generally applicable to members of BBVA’s Senior Management.

The fixed and variable items comprising the remuneration of executive directors are detailed in section 4.3 of the Policy and have been described in section 2.2 above:

Determinations for the 2020 financial year

The following details the conditions applicable for the 2020 financial year:

A.	Annual Fixed Remuneration 2020

The Annual Fixed Remuneration of each executive directors is determined by the Remunerations Committee and submitted to the Board for approval.

Under the Policy, for its determination and possible updates, the Remunerations Committee takes into account the assigned functions and the level of responsibility of each executive director. In addition, it takes into consideration market analysis conducted by leading independent consulting firms, in order to establish compensations that are appropriate to the functions they perform, competitive in the market, and aligned with those of comparable entities; also considering other factors, such as the average increases in the annual fixed remuneration of the members of the Senior Management.

In accordance with the foregoing, the Board of Directors has not adopted any resolution amending the amounts of the Annual Fixed Remuneration of the executive directors for 2020.

These amounts are detailed in section 4.2 of the Policy and in section 2.2 above, and will remain in force until a new resolution is adopted by the Board of Directors.

Balance between fixed and variable remuneration

The fixed and variable components of the total remuneration for executive directors will be properly balanced. The Annual Fixed Remuneration of the executive directors will constitute a sufficiently large portion of the total remuneration, so that a fully objective policy in terms of its application and stringency may be applied to the variable remuneration.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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The “target” ratios for 2020 are those set out in the Policy approved by the General Meeting in 2019, as detailed in section 1.3 above.

The existence of these ratios, together with the indicated Annual Fixed Remuneration, allows the “target” Annual Variable Remuneration of each executive director to be defined in monetary terms, which represents the amount of the annual variable remuneration if 100% of the predetermined objectives are met. The amount to be received from the Annual Variable Remuneration, in application of the achievement scale, may be between 0% and 150% of the “target” Annual Variable Remuneration. This is always subject to the 100% limit of the fixed component of the total remuneration, unless the Shareholders’ General Meeting agrees to raise this percentage up to a maximum of 200%.

B.	Benefits and other remuneration in kind

Executive directors are beneficiaries of healthcare insurance policies covered by the Bank, which meets the corresponding premiums that are allocated to the directors as remuneration in kind. Furthermore, all executive directors are eligible for the benefits that apply to the Bank’s Senior Management.

The details of the amounts paid in 2020 in relation to the above-mentioned items will be reported in the Annual Report on the Remuneration of Directors to be submitted to the General Shareholders’ Meeting to be held next financial year.

C.	Annual Variable Remuneration 2020

As described in section 1.3 above, the Annual Variable Remuneration for BBVA executive directors is based on an incentive awarded annually, which reflects their performance, assessed on the basis of the achievement of certain targets established to measure the results obtained in each financial year, based on annual performance indicators.

In accordance with the applicable settlement and payment system, a significant part (60%) of the Annual Variable Remuneration is deferred in the long term (5 years). This deferred component may be reduced even in its entirety (but never increased), based on the results of the multi-year performance indicators (Deferred Portion).

In order to calculate the Annual Variable Remuneration (AVR) for the 2020 financial year, the Board has established, on the proposal of the Remunerations Committee, the annual performance indicators that were selected for the 2019 financial year:

•	Short term

		Weighting
Rate	Annual performance indicators	_Group Executive Chairman	Chief Executive Officer	Head of GE&PA
Financial indicators	Attributable Profit excluding corporate transactions	10%	20%	10%
	Tangible Book Value per share	10%	10%	10%
	Return on Regulatory Capital (RORC)	15%	15%	15%
	Efficiency Ratio	15%	15%	10%
Non-financial indicators	Customer Satisfaction (IReNe)	10%	15%	15%
	Digital sales	10%	10%	10%
	Individual indicators	30%	15%	30%

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Financial indicators are aligned with the Group’s most relevant management metrics and their weighting has been adapted according to the respective duties of each executive director. These indicators relate, inter alia, to the capacity to generate profits, efficiency, return on capital, value creation and the current and future risks implied in the results.

Non-financial indicators are related to customer satisfaction and to the Group’s strategic priorities. Regarding individual indicators, these take into account specific aspects of the responsibilities and functions of each executive director, including employee engagement, sustainability and others related to the Bank’s strategic transformation, in line with those established for 2019.

In 2020, in line with the Bank’s strategic priorities, individual indicators for executive directors include performance indicators related with sustainability, which reflect BBVA’s performance in this regard, incorporating economic, social and environmental aspects.

Likewise, among the individual indicators, performance indicators relating to diversity and inclusion are included.

The resulting amount will constitute the Annual Variable Remuneration corresponding to the 2020 financial year for each executive director, which will be subject to the settlement and payment system provided for in the Policy, as described in section 1.2 above.

In accordance with the settlement and payment system applicable to the Annual Variable Remuneration for executive directors, 40% of the Annual Variable Remuneration for the 2020 financial year will be paid, if conditions have been met, in equal parts in cash and in BBVA shares and, in general, in the first quarter of 2021. The remaining 60% will be deferred, 40% in cash and 60% in shares, over a five-year period, subject to compliance with the following multi-year performance indicators which were approved by the Board of Directors at its meeting of 10 February 2020, on the proposal of the Remunerations Committee and after analysis by the Risk and Compliance Committee:

•	Long term

Multi-year performance indicators Deferred Portion 2020 AVR	Weighting
Fully Loaded Common Equity Tier 1 (CET 1)	40%
Liquidity Coverage Ratio (LCR)	20%
Return on Equity (ROE)	30%
Total Shareholder Return (TSR)	10%

These indicators are aligned with the Group’s core risk management and control metrics, which relate to solvency, capital, liquidity, funding and profitability, share performance and recurrence of Group earnings.

For 2020, the LtSCD (Loan-to-Stable Client Deposits) and (Net Margin/Average Total Assets) – (Loan-Loss Provisions/Average Total Assets) indicators have been eliminated in order to achieve a higher degree of clarity and simplify the system.

These indicators will be linked to scales of achievement such that, if the targets established for each indicator are not met in the three-year measurement period, the Deferred Portion of the Annual Variable Remuneration for 2020 may be reduced, even in its entirety, yet never be increased.

In addition, the 2020 Annual Variable Remuneration will be subject to the remaining conditions of the Annual Variable Remuneration settlement and payment system set out in the Policy: (i) one-year withholding of shares; (ii) prohibition on hedging or insurance; (iii) criteria for updating the cash portion; (iv) application of malus and clawback clauses; and (v) limitation of the variable remuneration to 100% of the fixed component of the total remuneration (unless this limit is increased by the General Meeting).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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D.	Contribution to pension and insurance schemes

In accordance with the provisions of the Policy, the Bank has not made any pension commitments to non-executive directors.

With regard to executive directors, their remunerations, rights and financial compensations are reflected in their respective contracts, which are approved by the Board of Directors and whose main conditions are detailed in section 1.3 above.

As of the date of this Report, these contracts have not been modified; therefore the same conditions in respect of pensions remain in force.

The amounts of the contributions and insurance premiums related to these systems for the 2020 financial year will be reported in the Annual Report on the Remuneration of Directors to be submitted to the General Shareholders’ Meeting to be held next financial year.

E.	Other commitments to the Chief Executive Officer

The commitments set out in the Policy in favour of the Chief Executive Officer are maintained, regarding the payment of an annual cash amount in lieu of pension, equivalent to 30% of the Annual Fixed Remuneration applicable in any given year, as well as the payment of an annual cash amount as mobility allowance, the amount of which has been set at EUR 600,000 per year for the term of the Policy.

The amounts that correspond to these items in the 2020 financial year will be detailed in the 2020 Annual Report on the Remuneration of the Directors to be submitted to the General Shareholders’ Meeting to be held next financial year.

F.	Post-contractual non-compete agreement

The post-contract non-compete agreements indicated in the Policy are maintained as described in section 1.3 above.

Other information relating to the 2020 financial year

Payments for termination of the contractual relationship

The Bank has no commitment to pay severance indemnity to directors in the event of the termination of the contractual relationship, nor any kind of payment derived from their early dismissal other than those set out in this Report.

Loans, advances and guarantees

Directors do not receive any remuneration in the form of advances, loans or guarantees from the Bank.

There are no remuneration items other than those described in the preceding sections, and no additional or supplementary remuneration has been accrued by the directors during the financial year, besides from those which are indicated in this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Annex	1: Group of peer institutions used for remuneration purposes

Peer group for remuneration purposes

Banco Santander	Spain
BNP Paribas	France
Société Générale	France
Barclays	United Kingdom
HSBC Holdings	United Kingdom
Lloyds Banking Group	United Kingdom
Deutsche Bank	Germany
Commerzbank	Germany
UniCredit	Italy
Intesa SanPaolo	Italy
Bank of America Corporation	USA
Citigroup	USA
Wells Fargo & Company	USA
The Bank of Nova Scotia	Canada
ING Group	Netherlands

This peer group is generally used to establish remunerations that are appropriate to the functions undertaken by directors and that are competitive with the remunerations of equivalent roles in the main comparable institutions of the Bank.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Annex 2: Compliance with the Model provided in Circular 2/2018

The following table shows the location in this Report of the corresponding content provided in the official model of the CNMV Report on Remuneration of Directors of Listed Companies, as approved by Circular 2/2018.

Content of the model Circular 2/2018	Report on Remunerations of BBVA Directors
A. REMUNERATION POLICY OF THE COMPANY FOR THE CURRENT FINANCIAL YEAR	Section 1.2

A.1 Explain the current director remuneration policy applicable to the financial year in progress. To the extent that it is relevant, certain information may be included in relation to the remuneration policy approved by the General Shareholders’ Meeting, provided that these references are clear, specific and concrete.

A description must be given of the specific determinations for the current financial year (both in terms of the remuneration of directors in their status as such and for the performance of their executive functions) that the Board may have made in accordance with the contracts signed with the executive directors and with the remuneration policy agreed by the General Shareholders’ Meeting.

Sections 1.3 and 3

In all cases, the following information must be provided:

•  A description of the procedures and company bodies involved in determining and approving the remuneration policy and its terms and conditions.

•  An indication and, where applicable, an explanation of whether comparable companies have been taken into account in order to establish the company’s remuneration policy.

•  Information on whether any external advisers took part in this process and, if so, their identity.

Section 1.3 (decision-making process for the approval of the Policy) and Annex 1 (peer group)

Relative importance of variable remuneration items vis-à-vis fixed remuneration items (remuneration mix) and the criteria and objectives taken into consideration in their determination and in order to guarantee a suitable balance between the fixed and variable components of the remuneration.

In particular, state the actions taken by the company in relation to the remuneration system to reduce exposure to excessive risks and to align the system with the long-term objectives, values and interests of the company. These actions may include, as appropriate, measures taken to guarantee that the long-term results of the company are taken into account in the remuneration policy, the measures adopted in relation to those categories of staff whose professional activities have a material impact on the risk profile of the company and the measures taken to avoid conflicts of interest, if applicable.

Section 1.3 Sections 1.2 and 1.3 (decision-making process for the approval of the Policy)

Furthermore, state whether the company has established any period for the accrual or consolidation of certain variable remuneration items (in cash, shares or other financial instruments), or any deferral period for the payment of amounts or for the delivery of accrued and consolidated financial instruments, and whether any clauses have been agreed that reduce the deferred remuneration or oblige the director to return remuneration received if such remuneration is based on figures that have clearly been shown to be inaccurate.	Sections 1.2, 1.3 and 3.2

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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• Amount and nature of the fixed components that are expected to accrue for directors in their capacity as such during the financial year.	Sections 1.3 and 3.1 Specific amounts will be detailed in the 2020 Annual Report on Remuneration

• Amount and nature of the fixed components that are due to be accrued during the financial year for the performance of senior management functions by executive directors.	Sections 1.3 and 3.2.A

• Amount and nature of any component of remuneration in kind that will accrue during the year, including, but not limited to, insurance premiums paid in favour of the director.	Sections 1.3, 3.1.B (non-executive directors) and 3.2.B (executive directors) Specific amounts will be detailed in the 2020 Annual Report on Remuneration

•  Amount and nature of the variable components, differentiating between those established in the short and long term.

•  The financial and non-financial parameters, including social, environmental and climate change parameters, selected to determine the variable remuneration in the financial year in progress.

•  Explanation of the extent to which these parameters are related to the performance of both the director and the company and to the company’s risk profile, and of the methodology, time required and techniques established to determine the degree of compliance with the parameters used in the design of the variable remuneration at the end of the financial year.

Sections 1.3 and 3.2.C

Indicate the range in monetary terms of the different variable components according to the degree of compliance with the objectives and parameters established, and whether any maximum monetary amounts exist in absolute terms.

Section 3.2

•  Main characteristics of the long-term savings systems. Among other information, state the contingencies covered by the system (whether this is a defined contribution or defined benefit system) the annual contribution that needs to be made if a defined contribution system is used, the benefits directors are entitled to if a defined benefit system is in place, the conditions under which economic rights are consolidated for directors and their compatibility with any other type of payment or severance paid as a result of the early termination or dismissal of the director, or deriving from the termination of the contractual relationship between the company and the director under the terms provided.

State if the accrual or consolidation of any of the long-term savings plans is linked to the achievement of specific objectives or parameters related to the short- or long-term performance of the director.

Sections 1.3 and 3.2.D

•  Any type of payment or severance paid as a result of the early termination or dismissal of the director, or deriving from the termination of the contractual relationship between the company and the director under the terms provided. This includes both the voluntary resignation of a director or the dismissal of a director by the company and any agreements reached (such as exclusivity, post-contract non-compete, tenure or loyalty agreements) that entitle the director to any type of remuneration.

Sections 1.3 and 3.2 The are no payments under this item The contractual non-competition agreement is included in section 3.2.F

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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•  State the conditions that contracts should respect for those exercising senior management functions as executive directors. Among others, information should be provided on the duration, limits on amounts of severance pay, minimum contract term clauses, notice periods and payment in lieu of these notice periods, and any other clauses relating to hiring bonuses, compensation and golden parachute clauses for early termination of the contractual relationship between the company and the executive director. Include, among others, the pacts or agreements on non-competition, exclusivity, tenure or loyalty, and post-contractual non-competition, unless these have been explained in the previous section.

Sections 1.3 and 3.2.D, E and F

•  The nature and estimated amount of any other additional remuneration that will be accrued by directors over the current financial year as compensation for services provided in addition to those relating to their roles.

•  Other remuneration components such as advances, credits and guarantees granted to the director by the company, as applicable.

•  The nature and estimated amount of any other additional remunerations accrued by directors over the course of the current financial year that are not included in previous sections, whether paid by the entity or another group entity.

Sections 1.3 and 3.2 There are no advances, credits or guarantees, nor any forms of supplementary remuneration that are additional to or distinct from those indicated in the Report

A.2 Explain any significant change in the remuneration policy, applicable in the current financial year resulting from:

•  A new policy or a change in policy that has already been approved by the Meeting.

•  Significant changes to the specific determinations established by the Board for the current financial year regarding the remuneration policy in force with respect to those applied in the previous financial year.

•  Proposals that the Board of Directors has agreed to submit to the General Shareholders’ Meeting, to which this annual report will be submitted, and which are proposed to be applicable to the current financial year.

Section 3 As of the date of this Report, no changes have been made to the Policy with respect to the provisions approved by the General Shareholders’ Meeting held in 2019

A.3 Identify the direct link to the document where the company’s current remunerations policy is posted, which must be available on the company website.	Sections 1.3 and 3

A.4 Explain, taking into account the data provided in Section B.4, the outcome of the shareholders’ vote in the General Shareholders’ Meeting, which was consultative in nature, on the annual corporate governance report for the previous financial year.	Section 2.3 (statistical Appendix)

B. GLOBAL SUMMARY OF HOW THE REMUNERATION POLICY WAS APPLIED IN THE FINANCIAL YEAR CLOSED	Section 2

B.1 Explain the process followed to apply the remuneration policy and determine the individual remuneration contained in Section C of this report.

This information will include the role played by the Remunerations Committee, the decisions taken by the Board of Directors and, as the case may be, the identity and the role of the external advisors whose services have been used in the process of applying the remuneration policy in the financial year ended.

Sections 1.3 and 2

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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B.2 Explain the different actions taken by the company in relation to the remuneration system, in addition to how these actions have contributed to reducing exposure to excessive risks and allowed the system to be adapted to the company’s long-term objectives, values and interests. This explanation should include a reference to the measures adopted in order to guarantee that accrued remuneration has been included in the company’s long-term results, in addition to showing that a suitable balance between the fixed and variable components of the remuneration has been attained. It should also include the measures that have been adopted in relation to the categories of staff whose professional activities have a material impact on the company’s risk profile and the measures adopted to avoid conflicts of interest, where applicable.	Section 1.2 Section 1.3 (decision-making process for the approval of the Policy)

B.3 Explain how the remuneration accrued over the financial year meets the provisions in the current remuneration policy.

Furthermore, report on the relationship between the remuneration obtained by the directors and the results or other performance measures of the company in the short and long term, explaining, as the case may be, how the variations in the performance of the company have influenced changes in the remuneration of directors, including accrued amounts where the payment is deferred, and how they contribute to the short- and long-term results of the company.

Section 2 and, with regard to the executive directors, 2.2

B.4 Report on the outcome of the consultative vote at the General Shareholders’ Meeting on the remuneration for the previous financial year, indicating the number of “no” votes cast where applicable:	Section 2.3 (statistical Appendix)

B.5 Explain how the fixed components accrued over the course of the financial year by the directors in their status as such were determined, and how they have changed compared to the previous year.	Section 2.1

B.6 Explain how the salaries accrued over the course of the financial year ended were determined, for each of the executive directors for performing their management duties, and how they have changed compared to the previous year.	Section 2.2.A

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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B.7 Explain the nature and main characteristics of the variable components of the remuneration system accrued during the financial year ended.

In particular:

Identify each of the remuneration plans that have determined the different variable remunerations accrued by each of the executive directors during the financial year ended, including information about its scope, its approval date, date of implementation, accrual periods and validity, criteria used for performance evaluation and the impact this has had on determining the variable amount accrued, as well as the measurement criteria used and the time needed to be in a position to adequately measure all of the specified conditions and criteria.

In the case of option plans on shares or other financial instruments, the general characteristics of each plan will include information pertaining to the conditions for both acquiring unconditional ownership (vesting) and the ability to exercise those options or financial instruments, as well as the price and period for doing so.

•  Each of the directors, and their category (executive directors, external directors, independent external directors and other external directors), that are beneficiaries of remuneration systems or plans that incorporate variable remuneration.

•  Where appropriate, information will be given on established accrual or deferral of payment periods that have been applied and/or retention/withholding periods for shares or other financial instruments, if any.

Explain the short-term variable components of the remuneration systems.

Explain the long-term variable components of the remuneration systems

Sections 1.2, 1.3 and 2.2 “Theoretical shares” are likened to options Section 2.3 (Statistical appendix)

B.8 Indicate whether the repayment of certain variable components has been reduced or reclaimed when they have, with regard to the former, been consolidated and payment has been deferred or, with regard to the latter, consolidated and paid based on data that has clearly been shown to be inaccurate. Describe the amounts reduced or recovered due to the application of the reduction or recovery (clawback) arrangements, why they have been carried out and the financial years to which they correspond.	Section 2.2 As of the date of this Report, executive directors’ variable remuneration has not been reduced or recovered in accordance with applicable remuneration policies

B.9 Explain the main characteristics of the long-term saving systems, the amount or equivalent annual cost of which appears in the tables in Section C, including retirement and any other survivor benefits that are financed, in whole or in part, by the Company, whether granted internally or externally, indicating the type of plan, whether it is a defined allocation or benefit, the contingencies it covers, the terms and conditions of consolidation of economic rights in favour of the directors and their compatibility with any type of indemnity due to early termination or termination of the contractual relationship between the Company and the director.	Sections 1.3 and 2.2.D

B.10 Explain, where appropriate, the severance pay or any other type of payment deriving from early dismissal or early resignation, or from the termination of the contract in the terms provided for therein, accrued and/or received by directors during the financial year ended.	Sections 1.3 and 2.2 The are no payments under this item Non-competition agreement is included in Section 2.2.F

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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B.11 Indicate whether there have been any significant changes in the contracts of persons exercising senior management functions as executive directors, and, where appropriate, explain such changes.

In addition, explain the main conditions of the new contracts signed with executive directors during the financial year, unless these have already been explained in Section A.1.

There have been no changes in the contracts of executive directors with respect to the contents of the Policy approved by the 2019 General Meeting, described in section 1.3

B.12 Explain any additional remuneration accrued by directors for services rendered outside of their post.	Section 2.2.E

B.13 Explain any remuneration granted in the form of advances, credits or guarantees, indicating the interest rate, key features and any amounts ultimately repaid, as well as the obligations assumed in return by way of guarantee.	Section 2.2

B.14 Detail the remuneration in kind accrued by the directors during the financial year, and briefly describe the nature of the different salary components.	Sections 2.1.B (non-executive directors) and 2.2-B (executive directors)

B.15 Explain the remuneration accrued by directors by virtue of payments settled by the listed company to a third company at which the director renders services when these payments seek to remunerate the director’s services to the company.	Section 2 indicates that there are no other forms of remuneration other than those described in the report

B.16 Explain any remuneration item other than those listed above, regardless of its nature or the group entity paying it, particularly when the item may be considered a related-party transaction or when its issuance may distort the true picture of the total remuneration accrued by the director.	Section 2 indicates that there are no other forms of remuneration other than those described in the report

C. DETAILS OF THE INDIVIDUAL REMUNERATIONS RECEIVED BY EACH EXECUTIVE DIRECTOR

Statistical appendix	Section 2.3

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 12, 2020	By: /s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Corporate Secretary and Secretary of the Board of Directors